Exhibit 99.1

Scorpio Tankers Inc. Announces Financial Results for the Third Quarter of 2012

MONACO--(Marketwire - October 29, 2012) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") today reported its results for the three and nine months ended September 30, 2012.

Results for the three months ended September 30, 2012 and 2011

For the three months ended September 30, 2012, the Company had an adjusted net loss of $3.7 million (see Non-GAAP Measures section below), or $0.09 basic and diluted loss per share, excluding (i) $5.9 million, or $0.14 per share, loss from sales of STI Diamond and STI Coral and (ii) $3.0 million, or $0.07 per share, write-off of deferred financing fees attributable to the extension of the 2011 Credit Facility.

For the three months ended September 30, 2012, the Company recorded a net loss of $12.5 million, or $0.30 basic and diluted loss per share. This is compared to a net loss of $6.9 million or $0.22 basic and diluted loss per share for the three months ended September 30, 2011.

Results for the nine months ended September 30, 2012 and 2011

For the nine months ended September 30, 2012, the Company had an adjusted net loss of $8.3 million (see Non-GAAP Measures section below), or $0.21 basic and diluted loss per share, excluding (i) $10.4 million, or $0.26 per share, loss from sales of vessels (STI Conqueror, STI Matador, STI Gladiator, STI Coral, and STI Diamond) and (ii) $3.0 million, or $0.07 per share, write-off of deferred financing fees attributable to the extension of the 2011 Credit Facility.

For the nine months ended September 30, 2012, the Company recorded a net loss of $21.7 million or $0.54 basic and diluted loss per share. This is compared to a net loss of $11.0 million or $0.40 basic and diluted loss per share for the nine months ended September 30, 2011.

Summary of Recent and Third Quarter Significant Events:

•	Delivery of the Company's first five vessels under its Newbuilding program, STI Amber, STI Topaz, STI Ruby, STI Garnet, and STI Onyx.

•	Closed on the sales of STI Diamond and STI Coral for $25.25 million each.

•	Contracted with Hyundai Mipo Dockyard Co., Ltd. of South Korea ("HMD") to construct the Company's ninth and tenth newbuilding vessels.

•
Signed an agreement with 2011 Credit Facility lenders to extend the availability period of the 2011 Credit Facility until January 31, 2014, giving the Company the ability to partially finance the ninth and tenth newbuilding vessels.

•	Time chartered-in six vessels, a newbuilding MR, two MR's, an LR1 and two LR2s.

•	Repurchased 82,322 shares under the share buyback program at an average price per share of $5.34 during the third quarter.

Emanuele Lauro, chief executive officer and chairman of the board, commented, "The previous few months have been very exciting for us with the deliveries of our first five newbuildings. These vessels are performing as we expected on their voyages from the Far East to the Atlantic Basin. The following table illustrates the difference in main engine fuel oil consumption, assuming similar operating conditions, between the first newbuilding, STI Amber, and that of a comparable MR product tanker that the Company recently sold, STI Coral. The table provides evidence of the material savings (worldwide marine fuel oil prices exceed $600 per ton) and environmental benefits of our newbuildings:

Main Engine Consumption in Metric Tons of Fuel per day	STI Amber	STI Coral	Savings in Metric Tons	Variance %
13.5 Knots Ballast	18.0	25.0	7.0	28.0%
13.5 Knots Laden	20.5	29.5	9.0	30.5%

Mr. Lauro continued, "presently we see the overall supply-demand balance in product tankers to be tightening, as evidenced by steadily increasing freight rates in certain regional markets like the Mediterranean and the Far East. Our newbuildings, as well as our chartered-in tankers put us in a desirable position, as we enter what has historically been the strongest period of the year for seaborne freight."

Third Quarter Significant Events
Delivery of Five Newbuilding Vessels

During the third quarter of 2012, the Company took delivery of the first five vessels under its Newbuilding program, STI Amber, STI Topaz, STI Ruby, STI Garnet, and STI Onyx. The first four vessels were partially financed by the Company's Newbuilding Credit Facility with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB, and the fifth vessel was partially financed by the Company's 2011 Credit Facility.

Upon delivery, each vessel began a short term time charter for durations up to 120 days.

Newbuilding contracts #9 and #10

In August 2012, the Company contracted with HMD to construct two newbuilding vessels for approximately $34.0 million each, which are the Company's ninth and tenth MR product tanker newbuildings with HMD. These vessels are scheduled to be delivered to the Company in January 2014. Partial financing for these vessels is available under the 2011 Credit Facility. The contract includes an option for two additional vessels.

Closing on Sales of STI Coral and STI Diamond

The Company completed the previously announced sales of STI Coral and STI Diamond for $25.25 million each in August and September 2012 and recorded a total loss of $5.9 million from disposal as part of these sales.

A portion of the proceeds from the sales was used to repay $16.1 million of debt outstanding on the 2011 Credit Facility relating to STI Coral. The Company's fifth newbuilding vessel, STI Onyx, was substituted as collateral under the 2011 Credit Facility on the outstanding borrowing relating to STI Diamond.

As part of these sales, the Company reduced the notional amount on the interest rate swaps relating to the 2011 Credit Facility to $15.0 million from $24.0 million.

Extension of availability on the Company's 2011 Credit Facility

In July 2012, the Company signed an agreement with its lenders, Nordea Bank Finland plc, DNB Bank ASA, and ABN AMRO Bank N.V., to extend the availability period of its 2011 Credit Facility until January 31, 2014. The availability period was previously scheduled to expire in May 2013. There is currently $115 million available for borrowing under this facility, which can be used to finance up to 50% of future vessel acquisitions. Due to the amendment, the Company wrote-off $3.0 million in deferred financing fees, which includes the loan origination fees from May 2011, in the third quarter of 2012.

Time Chartered-in Vessels and Other Agreements

In July 2012, the Company took delivery of a 2004 built, 46,102 DWT MR product tanker on a time charter-in agreement. The agreement is for a period of six months at an average rate of $11,525 per day. The Company has options to extend the charter following its expiration for two consecutive six month periods at $13,750 per day and $14,800 per day, respectively.

In August 2012, the Company took delivery of a 2007 built MR product tanker (50,633 DWT) on a six month time charter-in agreement at $12,000 per day. The agreement includes an option for the Company to extend the charter for an additional six months at $13,000 per day.

In September 2012, the Company agreed to charter-in a newbuilding MR product tanker (51,561 DWT) for three years. This vessel is a sister ship of the Company's Newbuilding vessels and is currently under construction at HMD. Delivery from the yard is expected in January 2013 and, upon delivery, it will be chartered-in at $15,750 per day in year one, $16,250 per day in year two and $16,750 per day in year three. The Company has options to extend the charter for two consecutive one year periods at $17,500 per day and $18,000 per day.

In September 2012, the Company took delivery of a 2009 built LR1 (73,800 DWT) on a one year time charter-in agreement at $12,800 per day. The Company has the option to extend the charter for two consecutive one year periods at $13,400 per day and $14,400 per day. Additionally, the Company has entered into a profit and loss sharing arrangement whereby 50% of the profits and losses above or below the charterhire rate will be shared with an unrelated third party.

The Company has also entered into a profit or loss sharing arrangement on the earnings of an LR1 vessel that is not owned or operated by the Company. The agreement stipulates that 50% of all profits and losses (the difference between the vessel's earnings and the daily charterhire expense of $12,750 per day) will be shared with the counterparty. The counterparty to this agreement is currently time chartering-in this vessel for a period of six months at $12,750 per day, with an option for the counterparty to extend the agreement for an additional six months, at the same daily rate.

The Company agreed to charter-in two LR2 tankers (2011 built and 2012 built, each approximately 100,000 DWT). The vessels will be chartered-in for six months at $14,750 per day and are expected to be delivered in the first half of 2013. The Company has options to extend the charters for up to three consecutive six month periods at $15,000 per day, $15,250 per day and $15,500 per day, respectively.

Conference Call - Postponed due to Hurricane Sandy

Due to Hurricane Sandy, the Company has postponed its conference call that was scheduled for October 29, 2012. The Company will announce the date and time of the rescheduled conference call later in the week.

Current Liquidity

As of October 29, 2012, the Company had $30.5 million in cash and $20.5 million available to draw down from its 2010 Revolving Credit Facility.

Debt
As of October 29, 2012, the Company's outstanding debt balance is as follows:

2010 Revolving Credit Facility	$67.2	million
2011 Credit Facility	15.8	million
STI Spirit Credit Facility	24.6	million
Newbuilding Credit Facility	91.3	million
Total	$198.9	million

2010 Revolving Credit Facility

In August 2012, the Company drew down $16.2 million from the 2010 Revolving Credit Facility. The Company currently has $20.5 million available to draw down when needed.

2011 Credit Facility

In September 2012, the Company repaid $16.1 million into the 2011 Credit Facility in connection with the sale of STI Coral. The Company's fifth newbuilding vessel, STI Onyx was substituted as collateral under the 2011 Credit Facility as security for the outstanding borrowings previously related to STI Diamond which was sold in August 2012. The repayment described above did not affect the availability under the facility as amounts drawn cannot be re-borrowed. There is currently $115.0 million available for borrowing under this facility, which can be used to finance up to 50% of future vessel acquisitions.

Newbuilding Credit Facility

During the third quarter 2012, the Company drew down an aggregate of $82.3 million from the credit facility agreement with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB ("Newbuilding Credit Facility") to finance the final installments on the Newbuilding vessels ($20.6 million per vessel). There is $91.3 million outstanding under this facility (which reflects a principal payment of $0.7 million made in September 2012). There are no available borrowings under this facility.

2012 Debt Repayments

During the fourth quarter of 2012, the Company's scheduled debt repayments under the Newbuilding Credit Facility and 2011 Credit Facility are $1.8 million. During this period, there are no principal payments due for (i) the 2010 Revolving Credit Facility since the amount available is greater than the amount drawn and (ii) the STI Spirit Credit Facility as a result of the $0.8 million prepayment made in June 2012.

Drydocks and offhire

STI Spirit is scheduled to be drydocked in the fourth quarter of 2012 for an estimated cost of $0.8 million and 20 days of offhire.

STI Heritage is also scheduled to be drydocked in the fourth quarter of 2012 or first quarter of 2013 for an estimated cost of $0.8 million and 20 days of offhire.

Newbuilding Program

During the third quarter of 2012, the Company made $123.9 million of installment payments on its newbuilding vessels, which included the applicable delivery installments.

The Company currently has five vessels under contract with HMD, and the estimated future payment dates and amounts are as follows as of September 30, 2012*:

Q4 2012	$10.7	million
Q1 2013	63.7	million
Q2 2013	22.0	million
Q3 2013	-	million
Q4 2013	6.6	million
Q1 2014	42.4	million
Total	$145.4	million

*These are estimates only and are subject to change as the construction progresses.

Explanation of Variances on the Third Quarter of 2012 Financial Results Compared to the Third Quarter of 2011

For the three months ended September 30, 2012, the Company incurred a net loss of $12.5 million compared to a net loss of $6.9 million in the three months ended September 30, 2011. The following were the significant changes between the two periods:

•
Time charter equivalent, or TCE revenues, a non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended September 30, 2012 and 2011:

	For the three months ended September 30,
	2012	2011
Vessel revenue	$28,139,316	$21,460,983
Voyage expenses	(5,776,046)	(2,412,195)
TCE revenue	$22,363,270	$19,048,788

•
TCE revenue increased by $3.3 million to $22.4 million as a result of an increase in the average number of operating vessels (owned and time chartered-in) to 20.39 from 18.46 for the three month periods ended September 30, 2012 and 2011, respectively. Additionally, the Company experienced a slight increase in time charter equivalent per day to $11,926 per day from $11,660 per day for the three months ended September 30, 2012 and 2011, respectively (see the breakdown of daily TCE averages below).

•
Vessel operating costs decreased by $2.1 million to $6.4 million as a result of a reduction in the average number of owned vessels to 9.88 from 12.00 for the three months ended September 30, 2012 and 2011, respectively. This was driven by the sales of STI Conqueror, STI Matador and STI Gladiator during the first and second quarter of 2012 along with the sales of STI Diamond and STI Coral during the third quarter of 2012. This fleet reduction was partially offset by the delivery of the first five vessels under the Company's Newbuilding program in the third quarter of 2012. Additionally, there was a decrease in operating costs per day to $6,935 from $7,660 during the three months ended September 30, 2012 and 2011, respectively.

•
Charterhire expense increased $5.2 million to $12.6 million as a result of an increase in the average number of time chartered-in vessels to 10.51 from 6.46 for the three months ended September 30, 2012 and 2011, respectively. See the Company's Fleet List below for the terms of these agreements.

•
Depreciation expense decreased by $1.8 million to $3.4 million as a result of a (i) a $66.6 million impairment charge recorded at December 31, 2011 which decreased the depreciable basis of the Company's vessels and (ii) a decrease in the average number of owned vessels to 9.88 from 12.00 for the three months ended September 30, 2012 and 2011, respectively, which was driven by the sales of STI Conqueror, STI Matador and STI Gladiator during the first and second quarter of 2012 along with the sales of STI Diamond and STI Coral during the third quarter of 2012. This fleet reduction was partially offset by the delivery of the first five vessels under the Company's Newbuilding program in the third quarter of 2012.

•	Loss from sale of vessels increased $5.9 million as a result of the sales of STI Diamond and STI Coral during the three months ended September 30, 2012.

•
Financial expenses, which consist of interest expense, amortization of deferred financing fees and commitment fees, increased by $2.2 million to $4.1 million. This increase was driven by the write-off of deferred financing fees of $3.0 million relating to the amendment to extend the availability period of the 2011 Credit Facility to January 2014. This increase was partially offset by reductions in interest expense and commitment fees for the three months ended September 30, 2012 and 2011, respectively.

•	Realized and unrealized gains on derivative financial instruments consist of earnings from profit and loss agreements with third parties relating to time chartered-in vessels.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Profit or Loss
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
Revenue:
Vessel revenue	$28,139,316	$21,460,983	$84,017,287	$59,468,005

Operating expenses:
Vessel operating costs	(6,374,319)	(8,492,911)	(22,158,410)	(23,330,876)
Voyage expenses	(5,776,046)	(2,412,195)	(18,538,888)	(4,147,621)
Charterhire	(12,587,580)	(7,359,310)	(29,479,223)	(15,536,259)
Depreciation	(3,389,271)	(5,169,926)	(10,213,008)	(13,434,476)
Loss from sale of vessels (1)	(5,878,753)	-	(10,403,524)	-
General and administrative expenses	(2,814,977)	(2,905,614)	(8,554,521)	(8,612,061)
Total operating expenses	(36,820,946)	(26,339,956)	(99,347,574)	(65,061,293)
Operating loss	(8,681,630)	(4,878,973)	(15,330,287)	(5,593,288)
Other (expense) and income, net
Financial expenses	(4,108,237)	(1,879,512)	(6,582,928)	(5,360,447)
Realized gain on derivative financial instruments	285,773	-	285,773	-
Unrealized gain on derivative financial instruments	38,224	-	38,224	-
Financial income	3,569	-	5,674	49,842
Other expenses, net	(48,868)	(126,123)	(72,504)	(137,128)
Total other expense, net	(3,829,539)	(2,005,635)	(6,325,761)	(5,447,733)
Net loss	$(12,511,169)	$(6,884,608)	$(21,656,048)	$(11,041,021)

Loss per share

Basic and diluted (2)	$(0.30)	$(0.22)	$(0.54)	$(0.40)
Basic and diluted weighted average shares outstanding (2)	41,202,619	30,895,545	39,842,806	27,455,123

(1)
The three months ended September 30, 2012 include the sales of STI Diamond and STI Coral which closed on August 15, 2012 and September 11, 2012, respectively. The nine months ended September 30, 2012 include the sales of STI Diamond, STI Coral along with the sales of STI Conqueror, STI Matador, and STI Gladiator which closed on March 20, 2012, April 18, 2012, and May 2, 2012, respectively.

(2)
Diluted weighted shares outstanding, which consists of the impact of restricted shares, for the three and nine month period ended September 30, 2012 and 2011 would be anti-dilutive since the Company is in a net loss position.  As such, there is no difference between basic and diluted earnings per share for these periods.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheet
(unaudited)

	As of
	September 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$37,644,657	$36,833,090
Accounts receivable	25,960,839	20,385,546
Prepaid expenses	1,347,399	1,535,437
Inventories	2,773,571	2,696,296
Total current assets	67,726,466	61,450,369
Non-current assets
Vessels and drydock	396,459,708	322,457,755
Vessels under construction	32,464,010	60,332,870
Other assets	645,052	3,988,778
Total non-current assets	429,568,770	386,779,403
Total assets	$497,295,236	$448,229,772

Current liabilities
Bank loans	8,325,990	2,888,723
Accounts payable	7,180,015	11,732,427
Accrued expenses	2,851,171	3,376,033
Derivative financial instruments	692,425	236,987
Total current liabilities	19,049,601	18,234,170
Non-current liabilities
Bank loans	187,004,371	142,678,788
Derivative financial instruments	913,921	463,587
Total non-current liabilities	187,918,292	143,142,375
Total liabilities	206,967,893	161,376,545

Shareholders' equity
Issued, authorized and fully paid in share capital:
Share capital	433,591	390,691
Additional paid in capital	391,627,736	363,209,983
Treasury shares	(7,938,455)	(5,498,495)
Hedging reserve	(1,591,103)	(700,574)
Accumulated deficit	(92,204,426)	(70,548,378)
Total shareholders' equity	290,327,343	286,853,227
Total liabilities and shareholders' equity	$497,295,236	$448,229,772

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the nine months ended September 30,
	2012	2011

Operating activities
Net loss	$(21,656,048)	$(11,041,021)
Loss from sale of vessels	10,403,524	-
Depreciation	10,213,008	13,434,476
Amortization of restricted stock	2,597,901	2,492,624
Amortization of deferred financing fees	3,843,736	651,127
Write off of vessel purchase options	-	126,337
Straight-line adjustment for charterhire expense	225,604	38,139
Unrealized gain on derivative financial instruments	(38,224)	-
	5,589,501	5,701,682
Changes in assets and liabilities:
Drydock payments	(149,560)	(1,862,210)
Increase in inventories	(77,275)	(1,630,832)
Increase in accounts receivable	(5,575,293)	(12,760,193)
Decrease/(increase) in prepaid expenses	129,038	(645,181)
Increase in accounts payable	4,412,985	1,488,004
Increase in accrued expenses	598,075	803,350
Decrease/(increase) in other assets	2,442,338	(982,921)
	1,780,308	(15,589,983)
Net cash inflow/(outflow) from operating activities	7,369,809	(9,888,301)
Investing activities
Acquisition of vessels and payments for vessels under construction	(176,555,897)	(90,188,013)
Proceeds from disposal of vessels	101,334,510	-
Net cash outflow from investing activities	(75,221,387)	(90,188,013)
Financing activities
Bank loan repayment	(75,988,596)	(74,576,166)
Bank loan drawdown	124,172,500	68,307,500
Debt issuance costs	(2,943,550)	(3,208,946)
Net proceeds from issuance of common stock	25,862,752	68,460,639
Purchase of Treasury shares	(2,439,961)	(1,599,047)
Net cash inflow/(outflow)from financing activities	68,663,145	57,383,980
Increase/(decrease) in cash and cash equivalents	811,567	(42,692,334)
Cash and cash equivalents at January 1,	36,833,090	68,186,902
Cash and cash equivalents at September 30,	$37,644,657	$25,494,568

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three and nine months ended September 30, 2012 and 2011
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
Adjusted EBITDA(1)	$1,715,172	$1,034,551	$8,097,415	$10,196,684

Average Daily Results
Time charter equivalent per day(2)	$11,926	$11,660	$12,719	$13,304
Vessel operating costs per day(3)	6,935	7,660	7,690	7,707

Aframax/LR2
TCE per revenue day - pool	$15,809	$16,986	$10,940	$14,789
TCE per revenue day - time charters	-	-	-	15,457
Vessel operating costs per day(3)	7,645	6,788	8,622	7,066

Panamax/LR1
TCE per revenue day - pool	$13,723	$11,776	$14,661	$13,666
TCE per revenue day - spot	11,238	-	11,238	-
TCE per revenue day - time charters	-	23,894	-	23,921
Vessel operating costs per day(3)	7,271	7,986	7,783	7,928

MR
TCE per revenue day - pool (Existing MR)	$10,433	$-	$9,445	$-
TCE per revenue day - spot (Newbuildings)	16,719	-	16,719	-
TCE per revenue day - spot (Existing MR)	9,103	15,928	10,750	12,053
Vessel operating costs per day(3)	6,593	7,054	7,338	7,116

Handymax
TCE per revenue day - pool	$11,123	$8,914	$12,864	$11,587
TCE per revenue day - spot	-	-	11,894	-
Vessel operating costs per day(3)	5,524	7,774	7,414	7,746

Fleet data
Average number of owned vessels	9.88	12.00	10.43	11.05
Average number of time chartered-in vessels	10.51	6.46	8.43	3.96

Drydock
Expenditures for drydock	$-	$1,189,860	$-	$1,919,525

(1)	See Non-GAAP Measure section below
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period.  Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(3)	Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned during the period.

Fleet List as of October 29, 2012

				Ice
	Vessel Name	Year Built	DWT	Class		Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1	A	SHTP (1)	Handymax
2	STI Amber	2012	52,000	-		Spot	MR
3	STI Topaz	2012	52,000	-		Spot	MR
4	STI Ruby	2012	52,000	-		Spot	MR
5	STI Garnet	2012	52,000	-		Spot	MR
6	STI Onyx	2012	52,000	-		Spot	MR
7	Noemi	2004	72,515	-		SPTP (2)	LR1
8	Senatore	2004	72,514	-		SPTP (2)	LR1
9	STI Harmony	2007	73,919	1	A	SPTP (2)	LR1
10	STI Heritage	2008	73,919	1	A	SPTP (2)	LR1
11	Venice	2001	81,408	1	C	SPTP (2)	Post-Panamax
12	STI Spirit	2008	113,100	-		SLR2P (3)	LR2
	Total owned DWT		784,520
								Time Charter Info
	Time Chartered-In vessels			Ice				Daily Base
	Vessel Name	Year Built	DWT	Class		Employment	Vessel type	Rate	Expiry (5)
13	Kraslava	2007	37,258	1	B	SHTP (1)	Handymax	$12,070	26-Jul-13	(6)
14	Krisjanis Valdemars	2007	37,266	1	B	SHTP (1)	Handymax	$12,000	14-Jun-13	(7)
15	Histria Azure	2007	40,394	-		SHTP (1)	Handymax	$12,000	06-Apr-13	(8)
16	Histria Coral	2006	40,426	-		SHTP (1)	Handymax	$13,000	17-Jul-13	(9)
17	Histria Perla	2005	40,471	-		SHTP (1)	Handymax	$13,000	15-Jul-13	(9)
18	Endeavour	2004	46,102	-		SMRP(4)	MR	$11,525	16-Jan-13	(10)
19	STX Ace 6	2007	46,161	-		SMRP(4)	MR	$14,150	17-May-14	(11)
20	Pacific Duchess	2009	46,697	-		SMRP(4)	MR	$13,800	17-Mar-13	(12)
21	Targale	2007	49,999	-		SMRP(4)	MR	$14,500	17-May-14	(13)
22	Freja Lupus	2012	50,385	-		SMRP(4)	MR	$14,760	26-Apr-14	(14)
23	Valle Bianca	2007	50,633	-		SMRP(4)	MR	$12,000	15-Feb-13	(15)
24	Gan-Trust	2013	51,561	-		SMRP(4)	MR	$16,250	01-Jan-16	(16)
25	FPMC P Eagle	2009	73,800	-		SPTP (2)	LR1	$12,800	09-Sep-13	(17)
26	FPMC P Hero	2011	99,995	-		SLR2P (3)	LR2	$14,750	01-Jul-13	(18)
27	FPMC P Ideal	2012	99,993	-		SLR2P (3)	LR2	$14,750	01-Jul-13	(18)
	Total time chartered-in DWT		811,141

	Newbuildings currently under construction (19)
	Vessel Name		DWT				Vessel type
28	Hull 2361		52,000				MR
29	Hull 2362		52,000				MR
30	Hull 2369		52,000				MR
31	Hull 2389		52,000				MR
32	Hull 2390		52,000				MR
	Total newbuilding DWT		260,000

	Total DWT		1,855,661

(1)	This vessel operates in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(6)	This agreement contains an option for the Company to extend the charter for an additional year at $13,070 per day.
(7)
This agreement contains an option for the Company to extend the charter for an additional year at $13,000 per day.  The agreement also contains a 50% profit and loss sharing provision whereby the Company splits all of the vessel's profits and losses above or below the daily base rate with the vessel owner.

(8)	The agreement contains an option for the Company to extend the term of the charter agreement for an additional year at $13,650 per day.
(9)
Represents the average rate for the two year duration of the agreement.  The rate for the first year is $12,750 per day and the rate for the second year is $13,250 per day. The agreement contains an option for the Company to extend the charter for an additional year at $14,500 per day.

(10)	The agreement contains two consecutive options for the Company to extend the charter for up to two six month periods at $13,750 and $14,800 per day, respectively.
(11)	The agreement contains an option for the Company to extend the charter for an additional year at $15,150 per day.
(12)	The agreement contains an option for the Company to extend the charter for an additional year at $14,800 per day.
(13)
The agreement contains three consecutive options for the Company to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.

(14)	The agreement contains an option for the Company to extend the charter for an additional year at $16,000 per day.
(15)	The agreement contains an option for the Company to extend the charter for an additional six months at $13,000 per day.
(16)
This vessel is currently under construction and is expected to be delivered in January 2013 from the shipyard.  The daily base rate represents the average rate for the three year duration of the agreement.  The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. The agreement contains two consecutive options for the Company to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.

(17)
The agreement contains two consecutive options for the Company to extend the charter up to two one year period at $13,400 per day and $14,400 per day, respectively.  The Company also entered into an agreement with a third party to share 50% profit and loss sharing provisions whereby the Company will split all of the vessel's profits and losses above or below the daily base rate.

(18)	The agreement contains three consecutive options for the Company to extend the charter for up to three six month periods at $15,000 per day, $15,250 per day and $15,500 respectively.
(19)
These newbuilding vessels are being constructed at Hyundai Mipo Dockyard Co., Ltd of South Korea. Three vessels are expected to be delivered between January 2013 and April 2013 and the remaining two are expected to be delivered in January 2014.

Business Strategy, Dividend Policy, and Stock Buyback Program
Business Strategy
The Company's primary objectives are to profitably grow the business and emerge as a major operator of medium-sized tanker vessels. The Company intends to acquire modern, high-quality tankers through timely and selective acquisitions. The Company is currently concentrating on product or coated tankers because of the fundamentals of this segment, which the Company believes includes:

•	increasing demand for refined products;
•	increasing ton miles (distance between new refiners and areas of demand); and
•	reduced order book.

Dividend Policy

The Company does not have immediate plans to pay dividends but will continue to assess the dividend policy. In the future, the board of directors may determine in its sole discretion that it is in the best interest of the Company to pay dividends.

Share Buyback Program

On July 9, 2010, the board of directors authorized a share buyback program of up to $20 million. The Company plans to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

As of October 29, 2012, the Company has purchased $7.9 million of shares in the open market at an average price of $6.78.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, one Handymax tanker, five MR tankers, and one post-Panamax tanker with an average age of 4.6 years, time charters-in 15 vessels (two LR2, one LR1, seven MR and five Handymax tankers), and has contracted for five newbuilding MR's (three are expected to be delivered to the Company in the first half of 2013 and two in January 2014). Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date hereof. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Non-GAAP Measures
This press release describes adjusted net loss and Adjusted EBITDA, which are not measures prepared in accordance with IFRS (that is, a "Non-GAAP" measure). The Non-GAAP measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Adjusted net loss
	For the three months ended September 30, 2012		For the three months ended September 30, 2011

	Amount	Per share	Amount	Per share
Net loss	$(12,511,169)	$(0.30)	$(6,884,608)	$(0.22)
Add:
Loss from sale of vessels	5,878,753	0.14	-	-
Write off of deferred financing fees	2,977,905	0.07	-	-
Total adjustments	8,856,658	0.21	-	-
Adjusted net loss	$(3,654,511)	$(0.09)	$(6,884,608)	$(0.22)

	For the nine months ended September 30, 2012		For the nine months ended September 30, 2011
	Amount	Per share	Amount	Per share
Net loss	$(21,656,048)	$(0.54)	$(11,041,021)	$(0.40)
Add:
Loss from sale of vessels	10,403,524	0.26	-	-
Write off of deferred financing fees	2,977,905	0.07	-	-
Total adjustments	13,381,429	0.34	-	-
Adjusted net loss	$(8,274,619)	$(0.21)	$(11,041,021)	$(0.40)

Adjusted EBITDA
	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
Net loss	$(12,511,169)	$(6,884,608)	$(21,656,048)	$(11,041,021)
Financial expenses	4,108,237	1,879,512	6,582,928	5,360,447
Unrealized gain on derivative financial instruments	(38,224)	-	(38,224)	-
Financial income	(3,569)	-	(5,674)	(49,842)
Depreciation	3,389,271	5,169,926	10,213,008	13,434,476
Amortization of restricted stock	891,873	869,721	2,597,901	2,492,624
Loss from sale of vessels	5,878,753	-	10,403,524	-
Adjusted EBITDA	$1,715,172	$1,034,551	$8,097,415	$10,196,684

Scorpio Tankers Inc.
212-542-1616